IBN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 42,521
Receivable from clearing organization and funds	229,457
Investment in and receivables from affliates, subsidiaries and associated expenses	16,579
Prepaid expenses	27,098
Investment securities - at fair value	29,256
Total assets	$ 344,911

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 300,929
Total liabilities	300,929
Stockholders' equity:	
Common stock - no par - 200 shares authorized, 100 shares issued and outstanding	30,000
Additional paid-in capital	71,863
Retained earnings (deficit)	(57,881)
Total Stockholders' equity	43,982
Total liabilities and stockholders' equity	$ 344,911

The accompanying notes are an integral part of these financial statements